May 30, 2006

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream Communications Posts Positive EBIDTA in First Quarter of 2006

VANCOUVER, British Columbia, May 30, 2006 – Stream Communications Network and Media Inc. (OTCBB: SCNWF & FSE:TPJ) is pleased to report positive EBITDA of $163,564 Cdn for the First Quarter of 2006, compared to ($1,922,233) negative EBITDA for the comparable period in 2005.

Revenues for the quarter were $1,567,829 Cdn or 4,331,755 PLN, up from 3,605,711 PLN from the comparable period in 2005, representing a 20.1% increase in polish zloty (the operating currency) and a 9.1% increase after adjusting for currency fluctuation to Canadian dollars.   Overall expenses for the period were down 57% from $3,440,291 to $1,479,080 for the comparable quarter.

“Stream achieved a great milestone by remaining focused on increasing revenues and reducing expenses. We are very excited to report positive EBITDA for the first time in the history of the Company.  These positive results are attributed mainly by the actions taken by the new management of the Company to increase revenues and decrease expenses.  Stream is well positioned to continue to grow both organically and through ongoing acquisitions while maintaining fiscal responsibility” said Iwona Kozak, President of Stream.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Investor Relations:

Mike Young

AGORACOM Investor Relations

tel: 604-669-2826 toll free: 1-800-704-9649

http://www.agoracom.com/IR/StreamCommunications

e-mail: mike.young@streamcn.com

SCNW@Agoracom.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.